Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085-3913

August 8, 2011

David Burton
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:               Trimble Navigation Limited
SEC Comment Letter dated July 25, 2011

Dear Mr. Burton

Trimble Navigation Limited is submitting the following responses to the Staff’s comment letter dated July 25, 2011 on the Company’s Form 10-K for the fiscal year ended December 31, 2010 and filed March 1, 2011.

Form 10-K for fiscal year ended December 31, 2010

Reconciliation of GAAP to Non-GAAP Financial Measures, page 42

1.
We note your response to prior comment 1.  However, we do not believe the proposed revised disclosures provide all of the required information.  Specifically, the disclosure of the usefulness of each non-GAAP measure appears generic and not specific to each measure.  Please further revise the proposed disclosures to more clearly explain why management believes the presentation of each non-GAAP measure provides useful information to investors.  Explain what you mean when you refer to the measures

Securities and Exchange Commission
August 8, 2011

offering investors “a more accurate view of [your] core [operating performance].” In this regard, define “core operating performance” as that term is set forth on page 42.

  Response:

We have revised the proposed disclosures to include a more specific discussion about the usefulness of each non-GAAP measure to investors, and have removed the language stating that the non-GAAP measures offer investors “a more accurate view” of our performance.  We have added a definition that “core operating performance excludes items that are non-cash, not expected to recur or not reflective of ongoing financial results” to the last paragraph of the introduction before the non-GAAP tables.  Please refer to Annex A for an example of this disclosure.

2.
Further to the above, it also appears that you consider each of the non-GAAP measures presented in the filing to be useful to investors for the same reasons.  Please revise the discussion of the usefulness of each non-GAAP financial measure to explain why management believes each measure is uniquely useful to investors.

  Response:

We have revised the discussion of the usefulness of each non-GAAP financial measure and believe that it better explains why each measure is uniquely useful to investors.  An example of this disclosure is included at Annex A.

3.
We note in the description of each non-GAAP financial measure, you refer to the non GAAP measure providing “a more accurate view.” This disclosure appears to place greater emphasis on the non-GAAP measures rather than the most directly comparable GAAP measure.  Please revise your disclosures to clarify this statement in such a way as to avoid placing undue prominence on the non-GAAP measures.

  Response:

We have removed the language stating that the non-GAAP measures provide “a more accurate view”, and have avoided wording that seems to place undue prominence on the non-GAAP measures.  Please refer to Annex A for an example of the revised wording.

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 8, 2011

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ Rajat Bahri
Rajat Bahri
Chief Financial Officer

Securities and Exchange Commission
August 8, 2011

Annex A

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The following presentation includes non-GAAP measures.  Our non-GAAP measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. The non-GAAP financial measures included in the following table are set forth below:

Non-GAAP gross margin

We believe our investors benefit by understanding our non-GAAP gross margin as a way of understanding how product mix, pricing decisions and manufacturing costs influence our business.  Non-GAAP gross margin excludes restructuring costs, amortization of purchased intangibles, stock-based compensation and amortization of acquisition-related inventory step-up from GAAP gross margin. We believe that these exclusions offer investors additional information that may be useful to view trends in our gross margin performance.

Non-GAAP operating expenses

We believe this measure is important to investors evaluating our non-GAAP spending in relation to revenue. Non-GAAP operating expenses exclude restructuring costs, amortization of purchased intangibles, stock-based compensation and acquisition costs from GAAP operating expenses. We believe that these exclusions offer investors supplemental information to facilitate comparison of our operating expenses to our prior results.

Non-GAAP operating income

We believe our investors benefit by understanding our non-GAAP operating income trends which are driven by revenue, gross margin, and spending. Non-GAAP operating income excludes restructuring costs, amortization of purchased intangibles, stock-based compensation, amortization of acquisition-related inventory step-up and acquisition costs associated with external and incremental costs resulting directly from merger and acquisition activities such as legal, due diligence and integration costs. We believe that these exclusions offer an alternative means for our investors to evaluate current operating performance compared to results of other periods.

Non-GAAP non-operating income, net

We believe this measure helps investors evaluate our non-operating income trends. Non-GAAP non-operating income, net excludes acquisition costs associated with unusual acquisition related items such as a gain on bargain purchase (resulting from the fair value of identifiable net assets acquired exceeding the consideration transferred), adjustments to the fair value of earn-out liabilities and payments made or received to settle earn-out and holdback disputes.   These costs are specific to particular acquisitions and vary significantly in amount and timing. We believe that these exclusions provide investors with a supplemental view of our ongoing financial results.

Securities and Exchange Commission
August 8, 2011

Non-GAAP income tax provision (benefit)

Investors benefit from the exclusion of IRS settlement and valuation allowance release because it facilitates comparisons to our past income tax provision. Non-GAAP income tax provision (benefit) excludes an IRS settlement and a valuation allowance release from GAAP income tax provision (benefit) and includes non-GAAP items tax effected. Non-GAAP items tax effected adjusts the provision for income taxes to reflect the effect of certain non-GAAP items on non-GAAP net income. We believe this information is useful to investors because it provides for consistent treatment of the excluded items in our non-GAAP presentation.

Non-GAAP net income

This measure provides a supplemental view of net income trends which are driven by non-GAAP income before taxes and our non-GAAP tax rate. Non-GAAP net income excludes restructuring costs, amortization of purchased intangibles, stock-based compensation, amortization of acquisition-related inventory step-up, acquisition costs and non-GAAP tax adjustments from GAAP net income. We believe our investors benefit from understanding these exclusions and from an alternative view of our net income performance as compared to our past net income performance.

Non-GAAP diluted net income per share

We believe our investors benefit by understanding our non-GAAP operating performance as reflected in a per share calculation as a way of measuring non-GAAP operating performance by ownership in the company. Non-GAAP diluted net income per share excludes restructuring costs, amortization of purchased intangibles, stock-based compensation, amortization of acquisition-related inventory step-up, acquisition costs and non-GAAP tax adjustments from GAAP diluted net income per share. We believe that these exclusions offer investors a useful view of our diluted net income per share as compared to our past diluted net income per share.

Non-GAAP operating leverage

We believe this information is beneficial to investors as a measure of how much incremental revenue is contributed to our operating income. Non-GAAP operating leverage is the increase in non-GAAP operating income as a percentage of the increase in revenue. We believe that this information offers investors supplemental information to evaluate our current performance and to compare to our past non-GAAP operating leverage.

Non-GAAP segment operating income

Non-GAAP segment operating income excludes stock-based compensation from GAAP segment operating income. We believe this information is useful to investors because some may exclude stock-based compensation as an alternative view when assessing trends in the operating income of our segments.

Securities and Exchange Commission
August 8, 2011

These non-GAAP measures can be used to evaluate our historical and prospective financial performance, as well as our performance relative to competitors.  We believe some of our investors track our "core operating performance" as a means of evaluating our performance in the ordinary, ongoing, and customary course of our operations.  Core operating performance excludes items that are non-cash, not expected to recur or not reflective of ongoing financial results. Management also believes that looking at our core operating performance provides a supplemental way to provide consistency in period to period comparisons.  Accordingly, management excludes from non-GAAP those items relating to restructuring, amortization of purchased intangibles, stock based compensation, amortization of acquisition-related inventory step-up,  acquisition costs, and certain tax charges/benefits of which $27.5 million is associated with the IRS settlement and $7.6 million is associated with a valuation allowance release benefit. For detailed explanations of the adjustments made to comparable GAAP measures, see items (A) – (J) below.

Securities and Exchange Commission
August 8, 2011

			Fiscal Years Ended
(In thousands, except per share data)			December 31, 2010		January 1, 2010		January 2, 2009
			Dollar	% of	Dollar	% of	Dollar	% of
			Amount	Revenue	Amount	Revenue	Amount	Revenue
GROSS MARGIN:
GAAP gross margin:			$ 645,501	49.9%	$ 549,868	48.8%	$ 649,136	48.8%
Restructuring	( A )		443	0.0%	4,369	0.4%	1,919	0.1%
Amortization of purchased intangibles	( B )		24,900	1.9%	22,201	2.0%	22,515	1.7%
Stock-based compensation	( C )		1,816	0.1%	1,854	0.2%	1,920	0.2%
Amortization of acquisition-related inventory step-up	( D )		728	0.1%	470	0.0%	1,414	0.1%
Non-GAAP gross margin:		y	$ 673,388	52.0%	$ 578,762	51.4%	$ 676,904	50.9%

OPERATING EXPENSES:
GAAP operating expenses:			$ 517,899	40.0%	$ 464,048	41.2%	$ 463,676	34.9%
Restructuring	( A )		(1,592)	-0.1%	(6,385)	-0.6%	(2,722)	-0.2%
Amortization of purchased intangibles	( B )		(32,739)	-2.5%	(30,335)	-2.7%	(22,376)	-1.7%
Stock-based compensation	( C )		(21,309)	-1.7%	(16,805)	-1.5%	(14,246)	-1.1%
Acquisition costs	( E )		(6,537)	-0.5%	(3,822)	-0.3%	-	0.0%
Non-GAAP operating expenses:		y	$ 455,722	35.2%	$ 406,701	36.1%	$ 424,332	31.9%

OPERATING INCOME:
GAAP operating income:			$ 127,602	9.9%	$ 85,820	7.6%	$ 185,460	14.0%
Restructuring	( A )		2,035	0.2%	10,754	1.0%	4,641	0.3%
Amortization of purchased intangibles	( B )		57,639	4.4%	52,536	4.7%	44,891	3.4%
Stock-based compensation	( C )		23,125	1.8%	18,659	1.7%	16,166	1.2%
Amortization of acquisition-related inventory step-up	( D )		728	0.0%	470	0.0%	1,414	0.1%
Acquisition costs	( E )		6,537	0.5%	3,822	0.3%	-	0.0%
Non-GAAP operating income:		y	$ 217,666	16.8%	$ 172,061	15.3%	$ 252,572	19.0%

NON-OPERATING INCOME, NET:
GAAP non-operating income, net:			$ 13,485		$ 1,801		$ 5,983
Acquisition (gains) costs	( E )		(3,177)		-		-
Non-GAAP non-operating income, net:		y	$ 10,308		$ 1,801		$ 5,983

				GAAP and		GAAP and		GAAP and
				Non-GAAP		Non-GAAP		Non-GAAP
				Tax Rate %	( F )	Tax Rate %	( F )	Tax Rate %	( F )
INCOME TAX PROVISION (BENEFIT):
GAAP income tax provision (benefit):			$ 37,474	27%	$ 23,658	27%	$ 50,470	26%
IRS settlement	( G )		(27,540)		-		-
Valuation allowance release	( H )		7,628		-		-
Non-GAAP items tax effected	( I )		10,935		23,196		17,649
Non-GAAP income tax provision (benefit):		y	$ 28,497	13%	$ 46,854	27%	$ 68,119	26%

NET INCOME:
GAAP net income attributable to Trimble Navigation Ltd.			$ 103,660		$ 63,446		$ 141,472
Restructuring	( A )		2,035		10,754		4,641
Amortization of purchased intangibles	( B )		57,639		52,536		44,891
Stock-based compensation	( C )		23,125		18,659		16,166
Amortization of acquisition-related inventory step-up	( D )		728		470		1,414
Acquisition costs	( E )		3,360		3,822		-
Non-GAAP tax adjustments	( G ), ( H ), ( I )		8,986		(23,196)		(17,649)
Non-GAAP net income attributable to Trimble Navigation Ltd.		y	$ 199,533		$ 126,491		$ 190,935

DILUTED NET INCOME PER SHARE:
GAAP diluted net income per share attributable to Trimble Navigation Ltd.			$ 0.84		$ 0.52		$ 1.14
Restructuring	( A )		0.02		0.09		0.04
Amortization of purchased intangibles	( B )		0.46		0.43		0.36
Stock-based compensation	( C )		0.19		0.15		0.13
Amortization of acquisition-related inventory step-up	( D )		-		0.01		0.01
Acquisition costs	( E )		0.03		0.03		-
Non-GAAP tax adjustments	( G ), ( H ), ( I )		0.07		(0.19)		(0.14)
Non-GAAP diluted net income per share attributable to Trimble Navigation Ltd.		y	$ 1.61		$ 1.04		$ 1.54

OPERATING LEVERAGE:
Increase in non-GAAP operating income			$ 45,605		$ (80,511)		$ 15,567
Increase in revenue			$ 167,678		$ (202,975)		$ 106,964
Operating leverage (increase in non-GAAP operating
income as a % of increase in revenue)			27.2%		N/A		14.6%

Securities and Exchange Commission
August 8, 2011

		Fiscal Years Ended
(In thousands)		December 31, 2010		January 1, 2010		January 2, 2009
			% of Segment		% of Segment		% of Segment
SEGMENT OPERATING INCOME:			Revenue		Revenue		Revenue
Engineering and Construction
GAAP operating income before corporate allocations:		$ 110,965	15.4%	$ 58,282	10.1%	$ 126,014	17.0%
Stock-based compensation	( J )	7,886	1.1%	6,312	1.1%	4,726	0.6%
Non-GAAP operating income before corporate allocations:		$ 118,851	16.5%	$ 64,594	11.2%	$ 130,740	17.6%

Field Solutions
GAAP operating income before corporate allocations:		$ 116,373	36.6%	$ 104,498	35.8%	$ 109,489	36.4%
Stock-based compensation	( J )	1,978	0.6%	1,086	0.4%	821	0.3%
Non-GAAP operating income before corporate allocations:		$ 118,351	37.2%	$ 105,584	36.2%	$ 110,310	36.7%

Mobile Solutions
GAAP operating income (loss) before corporate allocations:		$ 1,873	1.2%	$ 14,341	9.3%	$ 11,328	6.8%
Stock-based compensation	( J )	3,444	2.2%	4,216	2.7%	4,749	2.8%
Non-GAAP operating income before corporate allocations:		$ 5,317	3.4%	$ 18,557	12.0%	$ 16,077	9.6%

Advanced Devices
GAAP operating income before corporate allocations:		$ 18,325	17.9%	$ 17,227	17.0%	$ 24,445	20.4%
Stock-based compensation	( J )	1,934	1.9%	1,595	1.6%	1,378	1.2%
Non-GAAP operating income before corporate allocations:		$ 20,259	19.8%	$ 18,822	18.6%	$ 25,823	21.6%

A.
Restructuring. Included in our GAAP presentation of cost of sales and operating expenses, restructuring costs recorded are primarily for employee compensation resulting from reductions in employee headcount in connection with our company restructurings.  We exclude restructuring costs from our non-GAAP measures because we believe they do not reflect expected future operating expenses, they are not indicative of our core operating performance, and they are not meaningful in comparisons to our past operating performance.

B.
Amortization of purchased intangibles.  Included in our GAAP presentation of cost of sales and operating expenses, amortization of purchased intangibles recorded arises from prior acquisitions and are non-cash in nature.  Amortization charges for intangibles are inconsistent in size and timing.  We exclude these expenses from our non-GAAP measures because we believe they are not indicative of our core operating performance and to facilitate an evaluation of our current operating performance and comparison to Trimble’s past operating performance.

C.
Stock-based compensation. Included in our GAAP presentation of cost of sales and operating expenses, stock-based compensation consists of expenses for employee stock options and awards and purchase rights under our employee stock purchase plan. We exclude stock-based compensation expense from our non-GAAP measures because some investors may view it as not reflective of our core operating performance as it is a non-cash expense.  For the fiscal years ended December 31, 2010, January 1, 2010, and January 2, 2009 stock-based compensation was allocated as follows:

	Fiscal Years Ended

(in thousands)	December 31, 2010	January 1, 2010	January 2, 2009
Cost of sales	$1,816	$1,854	$1,920
Research and development	3,991	3,476	3,489
Sales and Marketing	5,611	4,446	3,993
General and administrative	11,707	8,883	6,764
	$23,125	$18,659	$16,166

Securities and Exchange Commission
August 8, 2011

D.
Amortization of acquisition-related inventory step-up.  The purchase accounting entries associated with our business acquisitions require us to record inventory at its fair value, which is sometimes greater than the previous book value of the inventory.  Included in our GAAP presentation of cost of sales, the increase in inventory value is amortized to cost of sales over the period that the related product is sold.  We exclude inventory step-up amortization from our non-GAAP measures because they are non-cash expenses that we do not believe are indicative of our ongoing operating results.  We further believe that excluding this item from our non-GAAP results is useful to investors in that it allows for period-over-period comparability.

E.
Acquisition costs. Included in our GAAP presentation of operating expenses, acquisition costs consist of external and incremental costs resulting directly from merger and acquisition activities such as legal, due diligence and integration costs.  Included in our GAAP presentation of non-operating income, net, acquisition costs include unusual acquisition related items such as a gain on bargain purchase (resulting from the fair value of identifiable net assets acquired exceeding the consideration transferred), adjustments to the fair value of earn-out liabilities and payments made or received to settle earn-out and holdback disputes. Although we do numerous acquisitions, the costs that have been excluded from the non-GAAP measures are costs specific to particular acquisitions. These are one-time costs that vary significantly in amount and timing and are not indicative of our core operating performance.

F.
GAAP and non-GAAP tax rate %.   These percentages are defined as GAAP income tax provision as a percentage of GAAP income before taxes and non-GAAP income tax provision as a percentage of non-GAAP income before taxes.   We believe that investors benefit from a presentation of non-GAAP tax rate percentage as a way of facilitating a comparison to non-GAAP tax rates in prior periods.

G.
IRS settlement.   This amount represents a net charge of $27.5 million in the second quarter of 2010 resulting from the IRS audit settlement.  We excluded this because it is not indicative of our future operating results.  We believe that investors benefit from excluding this charge from our operating results to facilitate comparisons to past operating performance.

H.
Valuation allowance release.   This amount represents a benefit of $7.6 million in the fourth quarter of 2010 resulting from a valuation allowance release.  We excluded this from our non-GAAP results to enhance comparability of results across periods.

I.
Non-GAAP items tax effected.   This amount adjusts the provision for income taxes to reflect the effect of the non-GAAP items (A) - (E) on non-GAAP net income.   We believe this information is useful to investors because it provides for consistent treatment of the excluded items in this non-GAAP presentation.

J.
Stock-based compensation. The amounts consist of expenses for employee stock options and awards and purchase rights under our employee stock purchase plan. As referred to above we exclude stock-based compensation here because investors may view it as not

Securities and Exchange Commission
August 8, 2011

reflective of our core operating performance as it is a non-cash expense. However, management does include stock-based compensation for budgeting and incentive plans as well as for reviewing internal financial reporting. We discuss our operating results by segment with and without stock-based compensation expense, as we believe it is useful to investors.  Stock-based compensation not allocated to the reportable segments was approximately $7.9 million, $5.5 million, and $4.5 million for the fiscal years ended December 31, 2010, January 1, 2010, and January 2, 2009, respectively.